Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333-194923

Prospectus Supplement dated December 8, 2014
(To Prospectus dated April 9, 2014)

To:	Participants, and Persons Eligible to Participate, in the Dividend Reinvestment and Stock Purchase Plan of TrustCo Bank Corp NY

This is a supplement to the Prospectus dated April 9, 2014 (the “Prospectus”) for the Dividend Reinvestment and Stock Purchase Plan (the “Plan”) of TrustCo Bank Corp NY (“TrustCo,”). References to “we,” “us” or “our” refer to TrustCo and its directly or indirectly owned subsidiaries, unless the context otherwise requires.

Change of Agent

Effective December 8, 2014, Computershare Trust Company, N.A. (or “Computershare”) succeeded Registrar and Transfer Company (or “R&T”) as the transfer agent for shares of our common stock and as the administrator of the Plan. Computershare’s parent company had acquired R&T in May 2014. As a result of this change, all references in the Prospectus to the administrator or to R&T are now changed to Computershare.

Inquiries about the Plan or your participation in the Plan

You may enroll in the Plan by completing and signing an Authorization Form, which can be obtained by calling Computershare at 800-368-5948 (toll free) and which is also available online at www.computershare.com/investor.

All transaction requests and inquiries about the Plan or your participation in the Plan should now be directed to:

Computershare
P.O Box 30170
College Station, TX 77842-3170

for overnight delivery:
Computershare
211 Quality Circle Suite 210
College Station, TX 77845

or

www.computershare.com/investor

or

1-800-368-5948

The following replaces in its entirety Question 4 in the Prospectus:

4. How do I participate in the Plan?

If you already are a shareholder of record, you may join the Plan by completing and signing an Authorization Form, which can be obtained by calling Computershare at 800-368-5948 (toll free) and which also is available online at www.computershare.com/investor. The form must then be mailed to Computershare at the address provided above.

If you are not an existing shareholder of record, you may join the Plan by completing and signing an Authorization Form, which can be obtained by calling Computershare at 800-368-5948 (toll free) and which is also available online at www.computershare.com/investor. The form must then be mailed to Computershare at the address provided above; enclose a check made payable to “Computershare-TrustCo” for the amount of your investment.

The minimum initial investment is $50. Once you are a shareholder, the minimum purchase amount is $25.

If your completed Authorization Form is received, and shares in your account are held, by Computershare by the next record date for the payment of dividends, then the dividends payable on your shares of common stock will be used to purchase additional shares of common stock.

If the completed Authorization Form is not received by Computershare by the next record date for the payment of dividends, and if any shares of our common stock are not properly recorded in your Plan account by that date, the automatic reinvestment of your dividends will not start until the next following dividend payment is made by us. The record dates for payment of dividends on the shares of common stock are usually early in December, March, June and September and the corresponding dividends are paid early in January, April, July and October. Thus, for example, if your completed Authorization Form and shares are not received by the administrator by the record date for the January dividend, the automatic reinvestment of dividends will not begin until the April dividend.

Any optional cash payments submitted by you, whether as an initial investment or a subsequent investment, will, upon completion of your enrollment in the Plan, be invested as described in Question 11.

The contact information set forth in Question 5 in the Prospectus is now replaced by the contact information set forth above under “Inquiries about the Plan or your participation in the Plan.”

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Except to the extent described in this Prospectus Supplement, the Plan is unchanged and continues in full force and effect. However, we reserve the right at any time to suspend, modify or terminate the Plan, including to the extent we determine reasonably necessary or desirable in order to comply with Securities and Exchange Commission Regulation M, and to interpret and regulate the Plan as we deem necessary or desirable in connection with the operation of the Plan. The Plan’s administrator reserves the right to resign at any time upon reasonable written notice to us, and we may relieve the administrator of its duties at any time upon like notice.

This letter constitutes part of your Prospectus for the Plan, and we suggest that you retain it for future reference.